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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Michael Foods, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Michael Foods, Inc.
                             M-Foods Investors, LLC
                             M-Foods Holdings, Inc.
                            Protein Acquisition Corp.
                        Vestar Capital Partners IV, L.P.
                           Vestar Associates IV, L.P.
                        Vestar Associates Corporation IV
                      Marathon Fund Limited Partnership IV
                                 Miltiades, LLC
                           4J2R1C Limited Partnership
                            3J2R Limited Partnership
                               Gregg A. Ostrander
                                  John D. Reedy
                                 Bill L. Goucher
                                James D. Clarkson
                                 Bradley L. Cook
                                  Max Hoffmann
                                   James Mohr
                               Harold D. Sprinkle
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     5940741
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


Gregg A. Ostrander                     M-Foods Investors, LLC
Michael Foods, Inc.                    c/o Vestar Capital Partners IV, L.P.
5353 Wayzata Boulevard                 245 Park Avenue, 41st Floor
Suite 324                              New York, New York 10167
Minneapolis, MN 55416                  (212) 351-1600
(952) 546-1500

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                            Stephen L. Ritchie, Esq.
                                Kirkland & Ellis
                               200 E. Randolph Dr.
                             Chicago, Illinois 60601
                                 (312) 861-2000

                                       and

                             James C. Melville, Esq.
                         Kaplan, Strangis & Kaplan, P.A.
                        90 S. Seventh Street, Suite 5500
                              Minneapolis, MN 55402
                                 (612) 375-1138

         This statement is filed in connection with (check the appropriate box):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c.       |_|  A tender offer.

         d.       |_|  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

                           CALCULATION OF FILING FEE*
-------------------------------------------------------------------------------
         Transaction Valuation                          Amount of Filing fee
          $570,742,521                                  $114,148.50
-------------------------------------------------------------------------------
         * The filing fee was determined by adding (a) the product of (i) the 18,311,109 shares of Common Stock that are proposed to be retired in the merger and (ii) the merger consideration of $30.10 per share of Common Stock, plus (b) $19,578,140 expected to be paid upon cancellation of all outstanding options (the "Total Consideration"). The filing fee equals one- fiftieth of one percent of the Total Consideration.

         |X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $ 114,148.50        Filing Party: Michael Foods, Inc.

   Form or Registration No.: Schedule 14A      Date Filed: January 31, 2001

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) Michael Foods, Inc., a Minnesota corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Michael Foods"), (2) M-Foods Investors, LLC, a Delaware limited liability company, (3) M-Foods Holdings, Inc., a Delaware corporation ("M-Foods Holdings"), (4) Protein Acquisition Corp., a Minnesota corporation ("Protein Acquisition"), (5) Vestar Capital Partners IV, L.P., a Delaware limited partnership, (6) Vestar Associates IV, L.P., a Delaware limited partnership, (7) Vestar Associates Corporation IV, a Delaware corporation, (8) Marathon Fund Limited Partnership IV, a Delaware limited partnership, (9) Miltiades, LLC, a Delaware limited liability company, (10) 4J2R1C Limited Partnership, a Minnesota limited partnership, (11) 3J2R Limited Partnership, a Minnesota limited partnership, (12) Gregg A. Ostrander, (13) John D. Reedy, (14) Bill L. Goucher, (15) James D. Clarkson, (16) Bradley L. Cook, (17) Max Hoffmann, (18) James Mohr and (19) Harold D. Sprinkle. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of December 21, 2000 (the "Merger Agreement"), among Michael Foods, M-Foods Holdings and Protein Acquisition.

         Concurrently with the filing of this Schedule 13E-3, Michael Foods is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of shareholders of Michael Foods at which the shareholders of Michael Foods will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the merger transaction contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

         The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

         The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Michael Foods was supplied by Michael Foods and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than Michael Foods was supplied by each such filing person and no other filing person, including Michael Foods, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.  SUMMARY TERM SHEET.

         The information contained in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information contained in the section of the Proxy Statement entitled "Summary--The Companies" is incorporated herein by reference.

         (b) The information contained in the section of the Proxy Statement entitled "The Special Meeting" is incorporated herein by reference.

         (c)-(d) The information contained in the section of the Proxy Statement entitled "Market Prices and Dividend Information" is incorporated herein by reference.

         (e)      Not applicable.

         (f) The information contained in the section of the Proxy Statement entitled "Certain Purchases of Michael Foods Common Stock" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information contained in the sections of the Proxy Statement entitled "Summary--The Companies", and "Information Concerning Vestar, Marathon, M-Foods Holdings, Protein Acquisition and Affiliates" is incorporated herein by reference.

         (b) The information contained in the sections of the Proxy Statement entitled "Summary--The Companies," and "Information Concerning Vestar, Marathon, M-Foods Holdings, Protein Acquisition and Affiliates" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "Information Concerning Vestar, Marathon, M-Foods Holdings, Protein Acquisition and Affiliates" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)   Not applicable.

         (a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Summary," "Special Factors" and "The Merger Agreement" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Special Factors-Effects of the Merger" and "Special Factors-Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (d) The information contained in the section of the Proxy Statement entitled "Special Factors-Rights of Dissenting Shareholders" and in Annex C to the Proxy Statement, Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, is incorporated herein by reference.

         (e) The information contained in the section of the Proxy Statement entitled "Special Factors-Provisions for Unaffiliated Security Holders" is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information contained in the section of the Proxy Statement entitled "Special Factors-- Background of the Merger", "Special Factors--Interests of Certain Persons in the Merger" and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.

         (b) The information contained in the section of the Proxy Statement entitled "Special Factors-- Background of the Merger", "Special Factors--Interests of Certain Persons in the Merger", and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Background of the Merger" is incorporated herein by reference.

         (e) The information contained in the sections of the Proxy Statement entitled "Special Factors--Interests of Certain Persons in the Merger" and "The Merger Agreement" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement--Effect of the Merger on the Capital Stock and Stock Options of Michael Foods and Protein Acquisition" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement--Effect of the Merger on the Capital Stock and Stock Options of Michael Foods and Protein Acquisition" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement--Effect of the Merger on Capital Stock and Stock Options of Michael Foods and Protein Acquisition" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a), (b) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger" and "Special Factors--Position of Participating Affiliates as to the Fairness of the Merger" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "Summary-The Vote Required" and "The Special Meeting" is incorporated herein by reference.

         (d) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Background of the Merger" and "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

         (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Background of the Merger", "Special Factors--Recommendation of the Special Committee,

                  Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger" and "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

         (f) The information contained in the section of the Proxy Statement entitled "Special Factors-- Background of the Merger" and "Special Factors--Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Opinion of the Financial Advisor" and in Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) The information contained in the section of the Proxy Statement entitled "Special Factors--Financing of the Merger" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Estimated Fees and Expenses" and "The Merger Agreement--Termination Fee and Expenses" is incorporated herein by reference.

         (d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Financing of the Merger" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a), (b) The information contained in the section of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         (d), (e) The information contained in the sections of the Proxy Statement entitled "Special Factors--Position of Participating Affiliates as to Fairness of the Merger" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         (a) The information contained in the section of the Proxy Statement entitled "Selected Historical Consolidated Financial Data"and "Additional Information-Where You Can Find More Information" is incorporated herein by reference.

         (b)      Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a), (b) The information contained in the section of the Proxy Statement entitled "The Special Meeting" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

         (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

     99 (a) (1)  Preliminary Proxy Statement filed with the Securities and
                 Exchange Commission on January 31, 2001.

     99 (a) (2)  Form of Proxy Card, filed with the Securities and Exchange
                 Commission along with the Proxy Statement.

     99 (a) (3)  Press Release dated December 21, 2000.*

     99 (b) Commitment Letter, dated as of December 20, 2000, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC.**

     99 (c) (1)  Opinion of U.S. Bancorp Piper Jaffray, Inc. attached as Annex B to the Proxy Statement.

     99 (c) (2)  Financial analysis presentation materials, dated December
                 21, 2000 prepared by U.S. Bancorp Piper Jaffray, Inc.

     99 (d) (1)  Agreement and Plan of Merger, dated as of December 21, 2000, among Michael Foods, M-Foods Holdings and Protein Acquisition attached as Annex A to the Proxy Statement.

     99 (d) (2)  Commitment Letter, dated as of December 21, 2000, by and among
                 Vestar, M-Foods Holdings and Protein Acquisition.**

     99 (d) (3)  Commitment Letter, dated as of December 21, 2000, by and among
                 Marathon, M-Foods Holdings and Protein Acquisition.**

     99 (d) (4)  Form of Stock Purchase and Unit Subscription Agreement.**

     99 (d) (5)  Form of Management Stock Purchase and Unit Subscription
                 Agreement.**

     99 (d) (6)  Form of Stock Purchase Agreement.**

     99 (d) (7)  Form of Securityholders Agreement.**

     99 (d) (8)  Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and Gregg A. Ostrander, including attached Option Cancellation Agreement and Employment Agreement.**

     99 (d) (9)  Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and John D. Reedy, including attached Option Cancellation Agreement and Employment Agreement.**

     99 (d) (10) Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and 4J2R1C Limited Partnership.**

     99 (d) (11) Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and Bill L. Goucher, including attached Option Cancellation Agreement and Employment Agreement.**

     99 (d) (12) Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and 3J2R Limited Partnership.**

     99 (d) (13) Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and James D. Clarkson, including attached Option Cancellation Agreement and Employment Agreement.**

     99 (d) (14) Letter Agreement, dated as of December 21, 2000, by and among M-Foods Investors, LLC and Bradley L. Cook, including attached Option Cancellation Agreement and Severance and Deferred

                 Compensation Agreement.**

     99 (d) (15) Letter Agreement, dated as of December 21, 2000, by and among M-Foods Investors, LLC and Max Hoffmann, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**

     99 (d) (16) Letter Agreement, dated as of December 21, 2000, by and among M-Foods Investors, LLC and Harold D. Sprinkle, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**

     99 (d) (17) Letter Agreement, dated as of December 21, 2000, by and among M-Foods Investors, LLC and James Mohr, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**

     99 (d) (18) Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and Jeffrey M. Shapiro, including attached Option Cancellation Agreement.**

     99 (d) (19) Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and Norman A. Rodriguez, including attached Option Cancellation Agreement.**

     99 (d) (20) Letter Agreement, dated as of December 21, 2000, by and among
                 M-Foods Investors, LLC and ASTA Enterprises Limited Partnership.**

     99 (f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, attached as Annex C to the Proxy Statement.

     99 (g)      None.

     99 (z)(1)   Statutory Short Form Power of Attorney, dated as of
                 January 19, 2001, by James H. Michael in favor of
                 Jeffrey J. Michael and Burton G. Ross.

-----------------------
* Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on December 22, 2000.
** Incorporated by reference to Schedule 13D filed on January 2, 2001.

                                    SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the following certify that the information set forth in this statement is true, complete and correct.

MICHAEL FOODS, INC.
By: /s/ Gregg A. Ostrander
    ----------------------
Name: Gregg A. Ostrander
Its: Chairman, President and Chief Executive Officer

M-FOODS INVESTORS, LLC
By: Vestar Capital Partners IV, L.P.
Its: Sole Managing Member
By: Vestar Associates IV, L.P.
Its: General Partner
By: Vestar Associates Corporation IV
Its: General Partner

By: /s/ Jack M. Feder
    -----------------
Name: Jack M. Feder
Its: Managing Director/General Counsel

M-FOODS HOLDINGS, INC.
By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Secretary

PROTEIN ACQUISITION CORP.

By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Secretary

VESTAR CAPITAL PARTNERS IV, L.P.
By: Vestar Associates IV, L.P.
Its: Sole General Partner
By: Vestar Associates Corporation IV
Its: General Partner
By: /s/ Jack M. Feder
----------------------------------
Name: Jack M. Feder
Its: Managing Director/General Counsel


VESTAR ASSOCIATES IV, L.P.
By: Vestar Associates Corporation IV
Its: General Partner
By: /s/ Jack M. Feder
----------------------------------
Name: Jack M. Feder
Its: Managing Director/General Counsel

VESTAR ASSOCIATES CORPORATION IV
By: /s/ Jack M. Feder
----------------------------------
Name: Jack M. Feder
Its: Managing Director/General Counsel

MARATHON FUND LIMITED PARTNERSHIP IV
By: Miltiades LLC
Its: Sole General Partner
By: /s/ Michael S. Israel
----------------------------------
Name: Michael S. Israel
Its: Authorized Member


MILTIADES LLC
By: /s/ Michael S. Israel
----------------------------------
Name: Michael S. Israel
Its: Authorized Member


/s/ Gregg A. Ostrander
----------------------------------
Name: Gregg A. Ostrander


/s/ John D. Reedy
----------------------------------
Name: John D. Reedy


/s/ Bill L. Goucher
----------------------------------
Name: Bill L. Goucher


/s/ James D. Clarkson
----------------------------------
Name: James D. Clarkson


/s/ Bradley L. Cook
----------------------------------
Name: Bradley L. Cook


/s/ Max Hoffmann
----------------------------------
Name: Max Hoffmann


/s/ Harold D. Sprinkle
----------------------------------
Name: Harold D. Sprinkle


/s/ James Mohr
----------------------------------
Name: James Mohr

4J2R1C LIMITED PARTNERSHIP
/s/ Jeffrey J. Michael
---------------------------
Name: Jeffrey J. Michael
General Partner

By: James H. Michael
General Partner

By: /s/ Jeffrey J. Michael
Name: Jeffrey J. Michael
Its: Attorney-in-Fact

3J2R LIMITED PARTNERSHIP
/s/ Jeffrey J. Michael
---------------------------
Name: Jeffrey J. Michael
Managing General Partner

                                  Exhibit Index


EXHIBIT NO.       DESCRIPTION

99 (a) (1)        Preliminary Proxy Statement filed with the Securities and
                  Exchange Commission on January 31, 2001.

99 (a) (2)        Form of Proxy Card, filed with the Securities and Exchange
                  Commission along with the Proxy Statement.

99 (a) (3)        Press Release dated December 21, 2000.*

99 (b) Commitment Letter, dated as of December 20, 2000, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC.**

99 c) (1)         Opinion of U.S. Bancorp Piper Jaffray, Inc. attached as Annex
                  B to the Proxy Statement.

99 (c) (2)        Financial analysis presentation materials, dated
                  December 21, 2000, prepared by U.S. Bancorp Piper
                  Jaffray, Inc.

99 (d) (1)        Agreement and Plan of Merger, dated as of December 21, 2000, among Michael Foods, M-Foods Holdings and Protein Acquisition attached as Annex A to the Proxy Statement.

99 (d) (2)        Commitment Letter, dated as of December 21, 2000, by and among
                  Vestar, M-Foods Holdings and Protein Acquisition.**

99 (d) (3)        Commitment Letter, dated as of December 21, 2000, by and among
                  Marathon, M-Foods Holdings and Protein Acquisition.**

99 (d) (4)        Form of Stock Purchase and Unit Subscription Agreement.**

99 (d) (5)        Form of Management Stock Purchase and Unit Subscription
                  Agreement.**

99 (d) (6)        Form of Stock Purchase Agreement.**

99 (d) (7)        Form of Securityholders Agreement.**

99 (d) (8)        Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and Gregg A. Ostrander, including attached Option Cancellation Agreement and Employment
                  Agreement.**

99 (d) (9)        Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and John D. Reedy, including attached
                  Option Cancellation Agreement and Employment Agreement.**

99 (d) (10)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and 4J2R1C Limited Partnership.**

99 (d) (11)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and Bill L. Goucher, including attached
                  Option Cancellation Agreement and Employment Agreement.**

99 (d) (12)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and 3J2R Limited Partnership.**

99 (d) (13)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and James D. Clarkson, including attached Option Cancellation Agreement and Employment
                  Agreement.**


99 (d) (14)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and Bradley L. Cook, including attached
                  Option Cancellation Agreement and Severance and Deferred

                  Compensation Agreement.**

99 (d) (15)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and Max Hoffmann, including attached
                  Option Cancellation Agreement and Severance and Deferred
                  Compensation Agreement.**

99 (d) (16)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and Harold D. Sprinkle, including attached Option Cancellation Agreement and Severance and
                  Deferred Compensation Agreement.**

99 (d) (17)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and James Mohr, including attached
                  Option Cancellation Agreement and Severance and Deferred
                  Compensation Agreement.**

99 (d) (18)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and Jeffrey M. Shapiro, including attached Option Cancellation Agreement.**

99 (d) (19)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and Norman A. Rodriguez, including attached Option Cancellation Agreement.**

99 (d) (20)       Letter Agreement, dated as of December 21, 2000, by and among
                  M-Foods Investors, LLC and ASTA Enterprises Limited
                  Partnership.**

99 (f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, attached as Annex C to the Proxy Statement.

99 (g)               None.

99 (z)(1)         Statutory Short Form Power of Attorney, dated as of
                  January 19, 2001, by James H. Michael in favor of
                  Jeffrey J. Michael and Burton G. Ross.

-----------------------
* Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on December 22, 2000.
** Incorporated by reference to Schedule 13D filed on January 2, 2001.